SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCVX Corp.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G79448208
(CUSIP Number)
Hudson Bay Capital Management LP 777 Third Avenue, 30th Floor New York, NY 10017 (212) 571-1244 Attention: Scott Black
with a copy to: Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hudson Bay Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,371,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,371,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,371,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN, IA

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,371,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,371,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,371,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on March 30, 2020 (as amended, the "Schedule 13D") with respect to Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of SCVX Corp., a Cayman Island exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

On May 15, 2021, the Issuer, entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among Bloom Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of the Issuer ("Merger Sub"), and Bright Machines, Inc., a Delaware corporation ("Bright Machines").

The Merger Agreement provides for, among other things, the following transactions: (i) at least one day prior to the Effective Time (as defined in the Merger Agreement), the Issuer will become a Delaware corporation (the "Redomicile"), (ii) immediately prior to the Effective Time, each outstanding share of preferred stock of Bright Machines will automatically convert into a share of common stock of Bright Machines, par value $0.0001 per share, at the then-effective conversion rate as calculated pursuant to the terms of the governing documents of Bright Machines, (iii) at the Effective Time, Merger Sub will merge with and into Bright Machines, with Bright Machines as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of the Issuer (the "Merger"), with Bright Machines having the option to elect to cause the parties to restructure the transactions to add a second merger to take place immediately after the Effective Time whereby Bright Machines, as the surviving company in the Merger, would merge with and into the Issuer or a new limited liability company that is a wholly owned subsidiary of the Issuer and (iv) at the Effective Time, the Issuer's name will be changed to "Bright Machines, Inc." The Redomicile, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the "Business Combination".

Concurrently with the execution of the Merger Agreement, the Issuer entered into a subscription agreement with the HB Fund (the "HB Fund Subscription Agreement"), as well as certain other investors (together with the HB Fund, the "PIPE Investors"). Pursuant to the HB Fund Subscription Agreement, the HB Fund agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to the HB Fund, 5,000,000 Class A Ordinary Shares (as the same may be converted, reclassified or otherwise changed pursuant to the Redomicile) for a purchase price of $10.00 per share, the delivery and acquisition of which is subject to a 4.99% beneficial ownership limitation. In the aggregate, the PIPE Investors agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to the PIPE Investors, a total of 20,500,000 Class A Ordinary Shares (as the same may be converted, reclassified or otherwise changed pursuant to the Redomicile) for a purchase price of $10.00 per share, for aggregate gross proceeds of $205,000,000 (the "PIPE Financing").

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The subscription agreements provide that Issuer will grant the PIPE Investors certain customary registration rights.

The foregoing description of the HB Fund Subscription Agreement and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 2 hereto, and the terms of which are incorporated herein by reference.

At the closing of the Business Combination, the Sponsor and the other insiders have agreed to transfer 50% of their Class B Ordinary Shares and private placement warrants to XN, LP. (the "XN Sale").

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons' response to Item 4 is incorporated herein by reference.

On May 15, 2021, the Issuer, the Sponsor and the HB Fund entered into a letter agreement acknowledged by the members of the Sponsor (the "Letter Agreement") pursuant to which the Issuer agreed not to grant any consent requested by Bright Machines in connection with a proposed amendment to the Issuer's Private Placement Warrants without the first having received the prior written consent of the HB Fund, other than amendments that result in the Issuer's Private Placement Warrants being non-transferable (other than certain permitted transfers) if such amendment would result in the Issuer's Private Placement Warrants being treated as equity under the rules and guidelines of the SEC at and after the closing of the Business Combination. The Letter Agreement also clarified the allocation of the XN Sale by the Sponsor to its members and distributions to be made from the Sponsor to its members following the Business Combination.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Form of Subscription Agreement (incorporated herein by reference to the form of Subscription Agreement which is attached as Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on May 17, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 18, 2021

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER